Exhibit 99.8
CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER PURSUANT TO
18 U.S.C. 1350
(SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002)
I, Van Dafoe, the Senior Vice-President and Chief Financial Officer of South Bow Corporation (the “Company”), in compliance with 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, hereby certify, in connection with the Company’s annual report on Form 40-F for the fiscal year ended December 31, 2024 with the Securities and Exchange Commission (the “Report”), that:
1.the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 5, 2025

/s/ Van Dafoe
Van Dafoe
Senior Vice-President and Chief Financial Officer
(Principal Financial Officer)